Exhibit 99.4

One Size Doesn’t Fit All: NICE Global Webinar Series to Focus on
Delivering Personalized Experiences for Your Customers, Workforce,
and Organization

Paramus, New Jersey – July 18, 2016 – NICE (NASDAQ: NICE) is leading a global webinar series called “Experiences Persona·lized” to help companies understand how they can create tailored experiences for their customers, employees, and organizations. The series features a variety of sessions led by top industry analysts and experts from Forrester, McGee-Smith Analytics, LLC., DMG Consulting LLC, and Telesperience, as well as NICE experts and customers.

“Businesses can achieve better results when every experience is analyzed and personalized. This approach begins within the organization, in the way operational needs are addressed and how the workforce is managed and incentivized, and extends to interactions with customers, with a focus on building satisfaction and brand loyalty,” said Miki Migdal, president of the NICE Enterprise Product Group.

The webinar series will provide thought-provoking content and best practices on how to identify and seize opportunities for creating these lasting, positive experiences. It is built around the following tenets:

•	Employee satisfaction and retention can be dramatically improved by providing personalized training and guidance based on individual strengths, habits, and preferences

•	For customers, improving the experience starts with building on insights that businesses already have at their fingertips, allowing them to construct a complete picture of individual behaviors and preferences and take action to deliver an effortless customer experience

•	Organizations can enjoy the elasticity of cloud-based technology to meet their specific, year-round operational needs and maximize efficiency while minimizing IT investment

Specific topics of discussion include:

•	Contact Centers in the Year 2025 – What to Expect When You’re Expecting

•	Voice Authentication: Making Your Implementation Uniquely You

•	Personalizing Performance Management

•	Getting inContact with your Organization’s CX Needs

•	Driving Sales Performance Through Coaching (Incentive Compensation Management)

•	Practical Uses of Desktop Analytics and Why You Should Embrace it

•	Interaction Analytics for “Outside the Box” Thinking

•	The “Center” of Engagement: Adaptive Workforce Optimization

Click here for more details and to register.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.